UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
------------------------------------------------------

            In the Matter of
                                                              AMENDED
NATIONAL FUEL GAS COMPANY                                     SECOND
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.
SENECA INDEPENDENCE PIPELINE COMPANY
NIAGARA INDEPENDENCE MARKETING COMPANY
UPSTATE ENERGY INC., F/K/A NIAGARA ENERGY TRADING INC.

File No. 70-9153
(Public Utility Holding Company Act of 1935)
------------------------------------------------------

     THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiaries: National Fuel Gas Distribution Corporation ("Distribution Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR"), Horizon Energy Development, Inc. ("Horizon Energy"), Seneca Independence Pipeline Company ("SIP"), Niagara Independence Marketing Company ("NIM"), and Upstate Energy Inc, formerly known as Niagara Energy Trading Inc. ("Upstate") (collectively, the "Subsidiaries"), in their Application-Declaration on Form U-1, as amended, ("Application-Declaration")in SEC File No. 70-9153, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26847 dated March 20, 1998) with respect thereto.

1.  EXTERNAL FINANCING BY NFG
    -------------------------

a.  Short-term Debt
    ---------------

BORROWING BY NATIONAL
---------------------

     National borrowed funds to be used for its own corporate purposes by issuing commercial paper and/or short-term notes (in all cases having maturities of no more than 270 days) to banks or other financial institutions during the quarter ended June 30, 1998 ("Quarter"):

                   ------------------------------------------------------------
                                                Maximum Level    Minimum Level
                   At Beginning      At End     of Such Short-   of Such Short-
                    of Quarter     of Quarter     term Debt        term Debt
                    ----------     ----------     ---------        ---------

                   $35,000,000     $35,000,000   $35,000,000      $35,000,000

b.  Long-term Securities
    --------------------

(1)  Long-Term Debt Securities; Preferred Stock

     During the Quarter, National sold long-term debt securities (i.e. debt with maturities in excess of 270 days) on one occasion. On May 20, 1998, National sold $200,000,000 principal amount of medium term notes ("MTNs"), through underwriters. These MTNs were issued on May 26, 1998, and mature on May 27, 2008. They have a coupon of 6.303%.

(2)  Stock Issuance Plans

     During the Quarter, National issued the following shares of common stock through the following plans ("Stock Issuance Plans"):

                                                   Number of
                                                   Shares
                                                   Exchanged
                                                   as
                                                   Consideration
                                Number of          For Share
Name of Plan                    Shares Issued      Issuances
------------                    -------------      ---------

Customer Stock                      9,334               NA
Purchase Plan

Dividend Reinvestment
and Stock Purchase Plan            28,796               NA

Tax Deferred Savings
Plans [401(k)]                     22,194               NA

Retainer Policy for
Outside Directors                     700               NA

1997 Award & Option Plan                0                 0

1993 Award and Option Plan         28,676               170

1984 Stock Plan                     4,826                 0

1983 Incentive Stock
Option Plan                         3,000                 0

Total Number of
Shares Issued/Exchanged            97,526               170

Net New Shares                     97,356

Aggregate Consideration received upon issuance of 36,332 shares:  $3,902,674.92.

     The purpose of National's Customer Stock Purchase Plan and its Dividend Reinvestment and Stock Purchase Plan is to promote the long-term ownership of National's common stock by allowing for the purchase thereof directly from National, through cash purchases and through reinvestment of cash dividends.

     The purpose of National's two Tax-Deferred Savings Plans is to encourage employees of National and of its Subsidiaries to provide for their retirement needs by providing opportunities for long-term capital accumulation, to promote ownership of National's common stock among employees, to provide an attractive employee benefit, and to keep National's employee benefit program competitive with programs offered by other corporations.

     The purpose of National's Retainer Policy for Outside Directors is to pay outside directors a portion of their annual retainer in common stock of National. This promotes the long-term ownership of National's common stock by outside directors.

     National adopted its four award and option plans in order to attract, retain and motivate key employees of outstanding ability. These plans were intended to provide an incentive to key employees to maximize the long-range profits, revenues, and financial integrity of National by increasing the personal stake of those employees in the continued success and growth of National, and by providing significant incentives to their continuation of employment at National and its Subsidiaries.

(3) On June 18, 1998, the Compensation Committee of the Board of Directors of National Fuel Gas Company awarded stock options pertaining to 7,746 shares of National's common stock pursuant to the National Fuel Gas Company 1993 Award and Option Plan and options pertaining to 103,754 shares of common stock pursuant to the National Fuel Gas Company 1997 Award and Option Plan.

(4)  Compliance With Parameters Concerning Long-Term Securities

     During the Quarter, all long-term debt of National had bond ratings of "investment grade", and National's common equity (as reflected in its Form 10-Q) did not fall below 30% of National's consolidated capitalization.

c.  Hedging Transactions
    --------------------

     During the Quarter, National did not enter into any hedges or other derivative transactions either pursuant to a Hedge Program or an Anticipatory Hedge Program.

d.  Other Securities
    ----------------

     During the Quarter, National did not issue other types of securities ("Other Securities").

2.  MONEY POOL
    ----------

     During the Quarter, National coordinated the borrowing requirements of Subsidiaries through the system money pool ("Money Pool"). Money Pool activities included:

     a. National sold commercial paper during the Quarter, through Merrill Lynch Money Markets, Inc. and/or Chase Securities, Inc. The proceeds were loaned by National to certain Subsidiaries that borrowed through the Money Pool during the Quarter.

                                    Commercial Paper Outstanding
                   ------------------------------------------------------------
                                                Maximum Amount   Minimum Amount
                   At Beginning     At End       Outstanding      Outstanding
                    of Quarter    of Quarter    During Quarter   During Quarter
                    ----------    ----------    --------------   --------------

                   $130,000,000   $93,000,000    $130,000,000      $70,000,000

     b.  National   issued   short-term   notes  to  banks  or  other  financial
institutions during the Quarter. The proceeds thereof were loaned by National to certain Subsidiaries that borrowed through the Money Pool during the Quarter.

                   National's External Bank/Financial Institution Borrowings
                                     Outstanding (Money Pool)
                  -------------------------------------------------------------
                                                Maximum Amount   Minimum Amount
                  At Beginning      At End       Outstanding      Outstanding
                   of Quarter     of Quarter    During Quarter   During Quarter
                  ------------    ----------    --------------   --------------

                  $230,500,000   $108,900,000    $246,000,000      $57,900,000

     c. The maximum aggregate amount of external short-term debt borrowed by National (for its own use and for the Money Pool) at any time during the Quarter was $396,900,000, and the maximum aggregate amount that National and its Subsidiaries lent to other Subsidiaries participating in the Money Pool at any time during the Quarter was $426,000,000.

     d.  The following  table  lists cash  balances  that  National  and certain
Subsidiaries   (i.e.,   Subsidiaries   with  surplus   funds)  loaned  to  other
Subsidiaries that borrowed through the Money Pool during the Quarter:

                           Cash Balances Loaned Through the Money Pool
                     ------------------------------------------------------
                     At Beginning     At End
                      of Quarter    of Quarter      Maximum       Minimum
                      ----------    ----------      -------       -------

National             $14,300,000    $17,900,000   $34,700,000   $14,300,000
Distribution                   0              0    41,200,000             0
Supply                         0              0             0             0
Seneca                 8,100,000      8,900,000    10,000,000     7,300,000
UCI                      900,000        700,000       900,000       700,000
Highland                       0        300,000     1,000,000             0
Leidy                    700,000        700,000       700,000             0
Data-Track               500,000        600,000       600,000       500,000
NFR                    2,800,000        800,000     5,100,000             0
Horizon Energy                 0        300,000     5,400,000             0
SIP                            0              0             0             0
NIM                            0              0             0             0
Upstate                        0              0             0             0

     e. The following table lists cash balances that certain Subsidiaries borrowed through the Money Pool during the Quarter. National does not borrow from its Subsidiaries through the Money Pool or otherwise.

                                    Borrowings from the Money Pool
                     ----------------------------------------------------------
                     At Beginning       At End        Maximum        Minimum
                      of Quarter      of Quarter      Borrowed       Borrowed
                      ----------      ----------      --------       --------

Distribution         $ 27,900,000    $  4,700,000   $ 27,900,000   $          0
Supply                 22,600,000      23,200,000     34,200,000      8,500,000
Seneca                224,200,000     177,400,000    281,300,000    153,700,000
UCI                             0               0              0              0
Highland                  500,000               0        500,000              0
Leidy                           0               0              0              0
Data-Track                      0               0              0              0
NFR                             0               0      1,900,000              0
Horizon Energy         72,300,000               0     74,600,000              0
SIP                     4,000,000       5,200,000      5,200,000      4,000,000
NIM                             0               0              0              0
Upstate                   500,000         200,000        500,000        200,000

3.  USE OF PROCEEDS
    ---------------

     National has used the proceeds of the aforementioned issuance's of short-term debt and long-term securities, and the borrowing Subsidiaries have used the proceeds of their Money Pool and long-term borrowings, for acquisitions, capital expenditures, working capital needs, for the retirement or redemption of securities, or for other general corporate purposes.

4.  EXTERNAL FINANCING BY DISTRIBUTION
    ----------------------------------

     During the Quarter, Distribution did not engage in external financing.

5.  FINANCING ENTITIES
    ------------------

     During the Quarter, National and its nonutility Subsidiaries did not organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financing.

6.  GUARANTEES BY NATIONAL
    ----------------------

     During the Quarter, National made guarantees on behalf of its Subsidiaries in the aggregate amount of $31,300,000. The maximum amount of guarantees or credit support that National had outstanding to its Subsidiaries at any time during the quarter was $106,293,233.

     All guarantees relate to gas transportation, purchases or sales, or other agreements relating to the Subsidiaries' existing businesses.

7.  ACQUISITIONS OF EWG'S, FUCO'S AND RULE 58 COMPANIES
    ---------------------------------------------------

     On May 29, 1998, National filed a Form U-57 with the Commission, through which it designated the following four indirect subsidiaries (all of which are incorporated and doing business in the Czech Republic) as "foreign utility companies":

                  Severoceske Teplarny, a.s. ("SCT")
                  Prvni severozapadni teplarenska, a.s. ("PSZT")
                  Teplarna Liberec, a.s.
                  Teplarna Kromeriz, a.s.

     During the Quarter, neither National nor any of its Subsidiaries made any investments in entities that had been designated as electric wholesale generators (EWG's) or foreign utility companies (FUCO's) at such time, and did not make any investments in energy-related companies and gas-related companies under Rule 58, except as follows: On June 11, 1998, Horizon withdrew $3,900,000 of its surplus funds that it had deposited in the Money Pool and advanced such amount to Horizon Energy Development B.V. ("B.V."). B.V. used a combination of its own funds and most of the aforementioned advance to purchase 99,884 shares of PSZT, between May 29 and June 15, 1998, for a total consideration equivalent to $3,748,348.

     On June 27, 1998, B.V. paid the equivalent of $17,298 to purchase 890 shares of SCT.

     The aggregate investment of National and its subsidiaries in EWG'S and FUCO's does not exceed the limits set forth in the Commission's Rule 53.


                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Second Certificate
Pursuant to Rule 24 to be signed on their behalf by the undersigned thereunto duly authorized.


NATIONAL FUEL GAS COMPANY

By  /s/ Philip C. Ackerman
  -------------------------------------
    Philip C. Ackerman
    Senior Vice President

NATIONAL FUEL GAS DISTRIBUTION
CORPORATION

By  /s/ Philip C. Ackerman
  -------------------------------------
    Philip C. Ackerman
    President

SENECA RESOURCES CORPORATION

By  /s/ G. T. Wehrlin
  -------------------------------------
    G. T. Wehrlin
    Controller

NATIONAL FUEL GAS SUPPLY CORPORATION

By  /s/ Richard Hare
  -------------------------------------
    Richard Hare
    President

NATIONAL FUEL RESOURCES, INC.

By  /s/ Robert J. Kreppel
  -------------------------------------
    Robert J. Kreppel
    President

UTILITY CONSTRUCTORS, INC.

By  /s/ James A. Beck
  -------------------------------------
    James A. Beck
    President

HORIZON ENERGY DEVELOPMENT INC.,

By  /s/ Philip C. Ackerman
  -------------------------------------
    Philip C. Ackerman
    President

HIGHLAND LAND & MINERALS, INC.

By  /s/ Philip C. Ackerman
  -------------------------------------
    Philip C. Ackerman
    President

DATA-TRACK ACCOUNT SERVICES, INC.

By  /s/ Philip C. Ackerman
  -------------------------------------
    Philip C. Ackerman
    President

LEIDY HUB, INC.

By  /s/ G. T. Wehrlin
  -------------------------------------
    G. T. Wehrlin
    Secretary/Treasurer

SENECA INDEPENDENCE PIPELINE COMPANY

By  /s/ Richard Hare
  -------------------------------------
    Richard Hare
    President

NIAGARA INDEPENDENCE MARKETING COMPANY

By  /s/ C. H. Friedrich
  -------------------------------------
    C. H. Friedrich
    Treasurer

UPSTATE ENERGY INC.

By  /s/ C. H. Friedrich
  -------------------------------------
    C. H Friedrich
    Treasurer


Dated:  March 1, 1999